     As filed with the Securities and Exchange Commission on August 7, 1995

                                                             Reg. No. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              FIRSTAR CORPORATION
             (Exact name of registrant as specified in its charter)

                                   WISCONSIN
                        (State or other jurisdiction of
                         incorporation or organization)

                                   39-0711710
                      (I.R.S. Employer Identification No.)

             777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202
                                 (414) 765-5977
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                          Howard H. Hopwood III, Esq.
                              Firstar Corporation
                           777 East Wisconsin Avenue
                           Milwaukee, Wisconsin 53202
                                 (414) 765-5977
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:

                            Mitchell Kleinman, Esq.
                                  Brown & Wood
                             One World Trade Center
                            New York, New York 10048
                                 (212) 839-5300

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /X/

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
     TITLE OF EACH CLASS OF                               PROPOSED MAXIMUM      PROPOSED MAXIMUM
           SECURITIES                 AMOUNT TO BE         OFFERING PRICE      AGGREGATE OFFERING        AMOUNT OF
        TO BE REGISTERED               REGISTERED           PER UNIT(1)              PRICE            REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------
  % Subordinated Notes due
            , 2000..............      $100,000,000             $1,000             $100,000,000           $34,482.76
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED AUGUST   , 1995

PROSPECTUS                                                                [LOGO]

                                  $100,000,000

                              FIRSTAR CORPORATION

                  % SUBORDINATED NOTES DUE                , 2000
                            ------------------------
     Firstar Corporation ("Firstar" or the "Company") is offering $100,000,000
aggregate principal amount of its      % Subordinated Notes due           , 2000
(the "Notes"). Interest on the Notes is payable semiannually on           and
          of each year commencing           , 1996. The Notes will be available
for purchase in denominations of $1,000 or any integral multiple thereof. The
Notes are not redeemable prior to           , 1998, and will be redeemable on
such date and on any interest payment date thereafter at Firstar's option, in whole or in part, at their principal amount plus accrued interest. See "Description of Notes--Redemption of Notes."

     The Notes are direct, unsecured obligations of the Company, and are subordinated in right of payment to all present and future Senior Indebtedness of the Company. Payment of principal of the Notes may be accelerated only in the case of certain events involving bankruptcy, insolvency, liquidation or receivership of the Company or any Principal Constituent Bank, as defined herein. There is no right of acceleration of the Notes in the case of a failure to pay principal or interest on the Notes or in the performance of any other obligation of the Company.

     The Notes will be issued only in fully registered form and will be represented by one or more Global Securities registered in the name of The Depository Trust Company (the "Depositary"). Beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, the records maintained by the Depositary's participants. Except as described herein, owners of beneficial interests in the Notes will not be entitled to receive the Notes in definitive form and will not be deemed to be holders thereof. The Notes will trade in the Depositary's Same-Day Funds settlement system until maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds. See "Description of the Notes--Same-Day Settlement and Payment."
                            ------------------------
THE NOTES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK
     OR NON-BANK SUBSIDIARY OF THE COMPANY AND ARE NOT INSURED BY THE
        FEDERAL DEPOSIT INSURANCE CORPORATION, BANK INSURANCE FUND OR
            ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
                                         PRICE TO              UNDERWRITING             PROCEEDS TO
                                         PUBLIC(1)              DISCOUNT(2)            COMPANY(1)(3)
--------------------------------------------------------------------------------------------------------
Per Note........................               %                       %                       %
--------------------------------------------------------------------------------------------------------
Total...........................         $                       $                       $
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from             , 1995.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting expenses payable by the Company estimated to be $180,000.

                            ------------------------

     The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The several Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that the Notes will be delivered in book-entry form only through the facilities of the Depositary on or
about        , 1995.
                            ------------------------
MERRILL LYNCH & CO.                                      ROBERT W. BAIRD & CO.
                                                             INCORPORATED
                            ------------------------

                The date of this Prospectus is           , 1995.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by Firstar Corporation (File No. 1-2981) with the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), are incorporated herein by reference:

     (a) Firstar's Annual Report on Form 10-K for the year ended December 31, 1994;

     (b) Firstar's Form 10-K/A, dated June 15, 1995, which sets forth restated financial statements for periods prior to the acquisitions of two financial institutions by Firstar in January 1995 and April 1995, which were accounted for using the pooling of interests method of accounting;

     (c) Firstar's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995; and

     (d) Firstar's Current Reports on Form 8-K dated January 31, 1995 and April 18, 1995.

     All documents filed by Firstar pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of all documents incorporated herein by reference (except for exhibits to such documents unless such exhibits are expressly incorporated by reference into the documents that this Prospectus incorporates). Requests for such copies should be directed to: Mr. William H. Risch, Senior Vice President-Finance and Treasurer, Firstar Corporation, P.O. Box 532, Milwaukee, Wisconsin 53201, telephone: (414) 765-4985.

                             AVAILABLE INFORMATION

     Firstar is subject to the informational requirements of the 1934 Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street N.W., Washington, D.C. 20549 and at the Commission's regional offices at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60601. Copies of such material also can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street N.W., Washington, D.C. 20549, at prescribed rates. In addition, such material can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, and the Chicago Stock Exchange Incorporated, 440 South LaSalle Street, Chicago, Illinois 60605, on which Firstar's common stock is listed.

     Firstar has filed with the Commission under the Securities Act of 1933, as amended, a Registration Statement on Form S-3 (including all amendments and exhibits thereto, the "Registration Statement") with respect to the Notes. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement, including any amendments and exhibits thereto, is available for inspection and copying as set forth above. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                              FIRSTAR CORPORATION

     Firstar is a multibank holding company providing financial services at 257 branch locations primarily throughout the states of Wisconsin and Iowa and in the Chicago and Minneapolis-St. Paul metropolitan areas. At June 30, 1995, Firstar had total assets of $18.6 billion and total stockholders' equity of $1.5 billion. Firstar's bank subsidiaries in Wisconsin had 128 locations and total assets of $11.2 billion of which Firstar Bank Milwaukee, the largest commercial bank in Wisconsin, had 65 locations and total assets of $7.1 billion. Firstar's bank subsidiaries in Iowa (with 44 locations), Chicago (with 48 locations) and Minneapolis-St. Paul (with 32 locations) had total assets of $2.8 billion, $3.0 billion and $2.4 billion, respectively, as of that date. At June 30, 1995, Firstar's trust and investment management subsidiaries held $16.8 billion of assets under active management. All of Firstar's bank subsidiaries are owned by four sub-bank holding companies which are direct subsidiaries of Firstar.

     Firstar's subsidiaries offer a wide range of financial services to businesses, individuals and governmental entities including accepting deposits, making secured and unsecured business and personal loans, issuing and servicing credit cards, engaging in correspondent banking services, providing trust and investment management services, and conducting international banking services for its local customers consisting of foreign trade financing, issuance and confirmation of letters of credit, funds collection and foreign exchange transactions. Firstar's subsidiaries also provide retail brokerage, mortgage banking, insurance, and corporate computer and operational services.

     Firstar is incorporated in the state of Wisconsin and its principal executive offices are located at 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53201 (Telephone (414) 765-4321).

RECENT DEVELOPMENTS

     During the first half of 1995, Firstar completed three acquisitions which added approximately $3 billion in total assets. In July 1995, Firstar announced a fourth acquisition which will add approximately $350 million in assets.

     On January 31, 1995, Firstar completed its merger with First Colonial Bankshares Corporation, a $1.8 billion bank holding company operating 33 banking offices in the Chicago metropolitan area. The transaction was accounted for as a pooling of interests. The total number of shares of Firstar common stock issued was 7,700,767 shares. All financial information has been restated to reflect this transaction.

     On March 31, 1995, Firstar completed its acquisition of First Moline Financial Corporation, an $80 million thrift holding company operating in two banking locations in Moline, Illinois. The transaction was accounted for as a purchase with the issuance of 313,650 shares of Firstar common stock.

     On April 28, 1995, Firstar completed the acquisition of Investors Bank Corp., a $1.1 billion thrift holding company operating in 12 banking locations in the Minneapolis-St. Paul metropolitan area. The transaction was accounted for as a pooling of interests through the issuance of 3,006,923 shares of Firstar common stock. All financial information has been restated to reflect this transaction.

     On July 24, 1995, Firstar announced that it had entered into a definitive agreement to acquire Harvest Financial Corp., a $350 million thrift holding company operating eight banking offices in Dubuque, Clinton and DeWitt, Iowa. The transaction will be accounted for as a purchase and will result in the issuance of approximately 926,000 shares of Firstar common stock. Subject to regulatory approval, the transaction is expected to close in late 1995 or early 1996.

     Firstar has announced a corporate-wide restructuring program with a goal of reaching a 55% operating expense efficiency ratio in 1997. For the six month period ended June 30, 1995, Firstar's efficiency ratio, excluding acquisition-related restructuring charges, was 63.8%. To reach a 55% efficiency ratio would require either a $100 million reduction in expenses or a $180 million increase in revenue or some combination of both expense reductions and revenue increases on an annual basis.

     The restructuring program is expected to be implemented over the next 18 months. Recently announced actions to merge certain existing banks in Iowa and Wisconsin are part of this program. Charges for restructuring-related expenses, which could be substantial, will be incurred during this period for both the previously announced actions and as a result of other reviews of operations to be conducted.

                                USE OF PROCEEDS

     The net proceeds to be received by Firstar from the sale of the Notes, estimated to be $99,320,000, after deducting offering expenses and underwriting commissions, will be added to the general funds of Firstar and will be available for general corporate purposes including working capital needs; the funding of investments in, or extensions of credit to, subsidiaries; acquisitions of other financial institutions or other businesses or their assets; the reduction or repayment of outstanding indebtedness; and the repurchase of outstanding equity securities. Pending such applications, the net proceeds will be invested in short-term investments including deposits with subsidiary banks.

     Firstar has engaged in a number of acquisitions in recent periods and has generally paid for such acquisitions through the issuance of its common stock. Firstar has announced its intention to repurchase up to 3.5 million shares of its common stock which will be cancelled and approximately 926,000 shares of its common stock to be reissued in connection with the acquisition of Harvest Financial Corp. A portion of the cash needed to make these stock repurchases may be expected to be provided from the proceeds from the sale of the Notes. It is possible that future acquisitions may involve some cash consideration or the purchase of shares in the open market which will be used as needed to make acquisitions, all or a portion of which could be provided from the proceeds from the sale of the Notes.

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of Firstar as of June 30, 1995 and as adjusted to give effect to the issuance of the Notes offered hereby.

                                                                           AS OF JUNE 30, 1995
                                                                        -------------------------
                                                                          ACTUAL      AS ADJUSTED
                                                                        ----------    -----------
                                                                         (thousands of dollars)
Debt:
  Parent Company
     10.25% subordinated notes due 1998..............................   $   78,340    $    78,340
     10% notes due 1996..............................................       43,910         43,910
        % subordinated notes due 2000 offered hereby.................                     100,000
  Subsidiaries*
     9.25% subordinated notes due 2002...............................       23,000         23,000
     Federal Home Loan Bank advances.................................      435,260        435,260
     Other debt......................................................       15,336         15,336
                                                                        ----------    -----------
       Total Debt....................................................      595,846        695,846
Stockholders' Equity:
     Preferred stock; 2,500,000 shares authorized;
       38,200 shares issued..........................................       19,110         19,110
     Common stock, $1.25 par value; 120,000,000 shares authorized;
      76,956,450 shares issued.......................................       96,196         96,196
     Capital surplus.................................................      215,199        215,199
     Retained earnings...............................................    1,212,124      1,212,124
     Net unrealized gains on securities available for sale...........        1,701          1,701
     Treasury stock; 478,653 shares of common stock at cost..........       (2,600)        (2,600)
     Restricted stock................................................         (571)          (571)
                                                                        ----------    -----------
       Total Stockholders' Equity....................................    1,541,159      1,541,159
                                                                        ----------    -----------
       Total Capitalization..........................................   $2,137,005    $ 2,237,005
                                                                         =========      =========

------------
* These obligations are direct obligations of certain subsidiaries of Firstar Corporation and, as such, constitute claims against them prior to Firstar's equity interest therein.

                            SELECTED FINANCIAL DATA

     The following table sets forth certain selected consolidated historical financial information for Firstar which has been derived from and should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements of Firstar, including the notes thereto, incorporated by reference in the Prospectus. Information for the five years ended December 31, 1994 has been derived from the audited consolidated financial statements of Firstar. Interim data for the six month periods ended June 30, 1995 and 1994 are unaudited but, in the opinion of management, contain all adjustments necessary for a fair presentation of such data. Results for the periods ended June 30, 1995 and 1994 are not necessarily indicative of results which may be expected for any other period or for the fiscal year as a whole.

                                                   SIX MONTHS ENDED
                                                        JUNE 30                       YEARS ENDED DECEMBER 31
                                                  -------------------   ----------------------------------------------------
                                                    1995       1994       1994       1993       1992       1991       1990
                                                  --------   --------   --------   --------   --------   --------   --------
BALANCE SHEET AT PERIOD END (MILLIONS OF DOLLARS)
Total assets..................................... $ 18,572   $ 16,625   $ 17,995   $ 16,412   $ 15,565   $ 14,551   $ 14,162
Securities.......................................    4,203      3,535      3,974      3,360      3,279      3,347      3,028
Loans............................................   12,483     11,185     11,906     10,825      9,818      8,997      8,835
Earning assets...................................   16,970     15,000     16,293     14,551     13,621     12,814     12,281
Deposits.........................................   13,608     12,634     13,409     13,133     12,756     11,989     11,561
Short-term borrowed funds........................    2,530      1,806      2,196      1,397      1,102      1,054      1,152
Other debt.......................................      596        493        574        267        228        161        223
Stockholders' equity.............................    1,541      1,425      1,513      1,359      1,237      1,070        974
EARNINGS AND DIVIDENDS (THOUSANDS OF DOLLARS)
Net interest revenue............................. $357,634   $340,723   $698,838   $659,939   $626,371   $555,209   $496,900
Provision for loan losses........................   23,123      6,552     23,891     29,090     50,733     55,221     53,892
Other operating revenue..........................  184,830    190,545    370,619    392,918    347,936    311,641    276,314
Other operating expense..........................  383,765    361,237    706,185    689,274    655,444    595,505    534,790
Net income.......................................   90,067    109,694    226,673    227,938    185,999    154,415    132,060
Per common share:
  Net income.....................................     1.17       1.45       2.98       2.99       2.50       2.11       1.78
  Dividends......................................     0.64       0.56       1.16       1.00       0.80      0.705      0.635
  Stockholders' equity...........................    19.90      18.63      19.45      17.78      15.83      14.16      12.78
Average common shares (000's)....................   76,186     74,923     75,195     74,131     71,992     70,832     70,547
PERFORMANCE RATIOS(1)
Return on average assets.........................     1.01%      1.38%      1.37%      1.49%      1.29%      1.12%      1.01%
Return on average common equity..................    12.01      15.97      16.02      17.81      16.65      15.71      14.24
Equity to assets.................................     8.30       8.57       8.41       8.28       7.94       7.35       6.88
Tangible equity to assets........................     7.68       7.85       7.76       7.61       7.18       6.49       5.93
Total risk-based capital.........................    12.61      13.16      13.18      13.17      13.10      11.74      11.76
Loan loss reserve as a percentage of total
  loans..........................................     1.60       1.72       1.60       1.75       1.87       1.81       1.65
Loan loss reserve as a percentage of
  nonperforming
  loans..........................................   231.32     242.44     275.05     279.18     245.86     183.87     129.76
Nonperforming loans as a percentage of loans.....     0.69       0.71       0.58       0.63       0.76       0.99       1.27
Nonperforming assets as a percentage of loans and
  other real estate..............................     0.75       0.87       0.69       0.81       1.17       1.50       1.83
Net loan charge-offs as a percentage of average
  loans..........................................     0.25       0.10       0.25       0.25       0.40       0.43       0.43
Net interest margin..............................     4.57       4.95       4.89       5.04       5.11       4.84       4.62
Fee revenue as a percentage of average assets....     2.14       2.38       2.26       2.56       2.39       2.22       2.10
Efficiency ratio.................................    63.83(2)    61.94(2)    61.75(2)    63.53    65.13     66.02      65.72
Ratio of earnings to fixed charges(3)
  Excluding interest on deposits.................     2.47x      4.73x      4.06x      6.22x      5.53x      3.63x      2.65x
  Including interest on deposits.................     1.44       1.86       1.78       1.88       1.60       1.35       1.27
------------------------------------------------------------------------------------------------------------------

(1) Ratios for the six month periods ended June 30 have been annualized.
(2) The efficiency ratio is operating expenses as a percent of net interest revenue on a fully taxable equivalent basis and other operating revenue excluding securities gains or losses. The calculation excludes acquisition related restructuring charges in 1995 and the check kiting loss in 1994. See "Recent Financial Results".
(3) For purposes of computing these ratios, earnings represent income before income taxes plus fixed charges. Fixed charges, excluding interest on deposits, include interest (other than on deposits), whether expensed or capitalized and that portion of rental expense deemed representative of the interest factor. Fixed charges, including interest on deposits, include all interest, whether expensed or capitalized, and that portion of rental expense deemed representative of the interest factor.

                            RECENT FINANCIAL RESULTS

     Firstar reported net income for the six months ended June 30, 1995 of $90.1 million, or $1.17 per common share, down from $109.7 million, or $1.45 per common share, for the same period last year. Return on common equity was 12.01% for the first six months of the year, compared with 15.97% for the same period last year, while return on assets was 1.01% compared to 1.38% during the same period last year.

     In the first six months of 1995 certain merger and restructuring charges were taken in connection with four completed acquisitions. These expenses totaled $43.0 million pre-tax and reduced net income by $27.6 million, or 36 cents per share. In the second quarter of 1994, a $22.0 million charge was taken in connection with a check kiting loss which reduced net income by $13.1 million, or 17 cents per share. This charge resulted from a series of fraudulent check transactions conducted by two affiliated commercial customers.

     Net interest revenue during the first six months of 1995, on a taxable equivalent basis, was $374.1 million which was $16.3 million, or 4.6%, above the level for the same period last year. The net interest margin was 4.57% during the first six months of 1995 compared to 4.95% for the comparable period in 1994. The increase in net interest revenue was attributable to the higher average earning asset balances, which increased 13.2% from the six month period ended June 30, 1994, partially offset by the reduced net interest margin. The margin has been compressed by rising costs of funds which have not been fully offset by increased yields on earning assets.

     The provision for loan losses of $23.1 million was $16.6 million higher than last year of which $13.6 million of this increase was a merger related adjustment to loan loss reserve levels. Net charge-offs for the first six months were at a level of .25% of average outstanding loans compared to .10% a year earlier. Charge-off levels for the first half of 1994 were unusually low and the current period's level of .25% is consistent with recent experience. The reserve for loan losses represented 1.60% of total loans at June 30, 1995 the same level as at year-end 1994 and down from 1.72% a year earlier.

     Nonperforming assets were $93.7 million at June 30, 1995, which amounted to .75% of total loans and other real estate. This was an $11.2 million increase from the December 31, 1994 level, which was .69% of total loans and other real estate. Nonperforming assets have gone up in part due to the application of Firstar's credit review policies to the loan portfolios of the recently acquired banks. This has also accounted for some of the increased loan loss provision.

     Other operating revenue, excluding securities gains and losses, increased by less than 1% to a level of $190.9 million in the first six months of 1995 compared to $189.9 million for the same period last year. Revenue from trust and investment management rose 5% and credit card service fees were up 11%. However, reduced mortgage banking revenues offset these gains as origination volumes are down industry wide. Firstar continues to emphasize growth in non-interest revenue although recent growth trends have been lower than previously experienced.

     Other operating expense increased to a level of $383.8 million. Excluding the acquisition related restructuring charges taken in the first six months of this year and the check kiting loss in 1994, expenses increased 6.3%. Personnel costs rose by 5.7% to a level of $202 million due in part to a bank acquisition that occurred late in 1994. Nonpersonnel costs, excluding the restructuring charges in 1995 and the check kiting loss in 1994, increased 7.1%. The efficiency ratio, which is the ratio of expense to revenue, was 63.83% in the first six months of 1995 compared to 61.94% a year earlier.

     Total assets on June 30, 1995 were $18.6 billion, an increase of $1.9 billion, or 11.7%, from the same time last year. Without the effect of acquisitions, the year-to-year increase would be 8.8%.

     Earning assets totaled $17.0 billion on June 30, 1995, an increase of $2.0 billion, or 13.1%, over June 30, 1994. Loans, the largest category of earning assets, represented 73.6% of earning assets as compared to 74.6% a year earlier. Total loans were $12.5 billion on June 30, 1995, an increase of $1.6 billion, or 14.6%, over the 1994 level, which excludes loans which have been securitized and held in Firstar's securities portfolio. Firstar securitized $330 million of residential mortgages near the end of 1994. These loans, now carrying a U.S. agency guarantee, are included in securities.

     Fund sources, consisting of deposits and borrowed funds, increased by $1.8 billion, or 12.1%, to $16.7 billion on June 30, 1995. Total deposits were $13.6 billion, an increase of $974 million, or 7.7%, over a year earlier. Approximately one-half of the increase in deposits was due to a bank acquisition that occurred late in 1994.

     Stockholders' equity totaled $1,541.2 million at the end of the second quarter, an increase of $28.5 million from the level at year-end 1994 and $116.7 million over June 30, 1994. Total equity as a percent of total assets amounted to 8.30%. Under risk-based capital rules, total capital was 12.61% of risk-adjusted assets.

                            DESCRIPTION OF THE NOTES

     The following sets forth certain general terms and provisions of the Notes. The Notes will be issued under an indenture (the "Indenture"), between the Company and Chemical Bank, as trustee (the "Trustee"). A copy of the form of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular sections or defined terms of the Indenture are referred to, it is intended that such sections or definitions shall be incorporated herein by reference.

     Since the Company is a holding company, the right of the Company, and hence the right of creditors and stockholders of the Company, including the holders of the Notes offered hereby, to participate in any distribution of assets of any subsidiary upon its liquidation, reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that the claims of the Company itself as a creditor of the subsidiary may be recognized.

GENERAL

     The Indenture does not limit the aggregate principal amount of indebtedness which may be issued thereunder and provides that debt securities ("Debt Securities") may be issued from time to time in one or more series. The Notes will be the first series of Debt Securities issued by the Company under the Indenture. All of the Debt Securities issued under the Indenture will rank equally and ratably with any additional Debt Securities issued thereunder.

     The Notes offered hereby will mature on             , 2000, and are limited
to $100 million aggregate principal amount. The Notes will bear interest at the
rate of   % per annum, commencing on             , 1995. Interest will be
payable semiannually on             and             of each year, commencing
            , 1996, to the persons in whose names the Notes are registered on
the             and             next preceding such             and
            , respectively, and at maturity to the persons to whom principal is payable upon proper presentment. No sinking fund is provided for the Notes.

     The Notes will be unsecured and subordinated in right of payment to the prior payment in full of all present and future Senior Indebtedness of the Company as described under the caption "Description of the Notes--Subordination" herein. Neither the Indenture nor the Notes will limit or otherwise restrict the amount of other indebtedness which may be incurred or other securities which may be issued by the Company. As of June 30, 1995, the Company had approximately $43.9 million principal amount of Senior Indebtedness outstanding.

     Principal of and interest on the Notes will be payable, and the transfer of Notes will be registrable, through The Depository Trust Company, as depository. The Notes will be issued only in fully registered form without coupons in denominations of $1,000 and integral multiples thereof.

     No service charge will be made for any transfer or exchange of the Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     The Indenture does not contain any terms which would afford protection to the holders of the Notes in the event of a recapitalization, a change of control, a highly leveraged transaction or a restructuring involving the Company that results in a downgrade of the Company's public debt rating.

     Payment of principal of the Notes may be accelerated only in the case of certain events of bankruptcy, insolvency, liquidation or receivership of the Company or any of its Principal Constituent Banks. The term "Principal Constituent Bank" shall mean any subsidiary which is a bank the consolidated assets of which, as set forth in the most recent statement of condition of such bank, constitute 15% or more of the Company's consolidated assets as determined from the most recent statements of condition of the Company. There will be no right of acceleration of the payment of principal of the Notes upon a default in the payment of interest on the Notes or in the performance of any covenant or agreement of the Company contained in the Notes or the Indenture. The Indenture does not limit the consolidation, merger or corporate reorganization of any of the Company's current and future subsidiaries.

REDEMPTION OF NOTES

     The Notes may not be redeemed before             , 1998. On that date and
on any interest payment date thereafter, the Notes may be redeemed, as a whole or from time to time in part, at the option of the Company, on not less than 30 nor more than 60 days prior notice given as provided in the Indenture, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus interest accrued and unpaid to the date of redemption.

     If less than all of the Notes are to be redeemed, the Notes to be redeemed shall be selected by the Trustee by such method as it shall deem fair and appropriate and which may provide for the selection for redemption of portions of the principal amount of the Notes of denominations larger than $1,000.

BOOK-ENTRY SYSTEM

     The Notes will be issued only in fully registered form and will be represented by one or more global securities ("Global Securities") registered in the name of The Depository Trust Company, New York, New York, or a successor thereof (which successor shall be a clearing agency registered under the Exchange Act if so required by applicable law) (The Depository Trust Company or such successor being herein referred to as the "Depositary") or the Depositary's nominee.

     Upon the issuance of a Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amount of the Notes represented by such Global Security to the accounts of institutions that have accounts with the Depositary ("participants"). Ownership of beneficial interest in the Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of certain states require that certain purchasers of securities take physical delivery of such securities as certificates issued in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     Principal, premium, if any, and interest payments on the Global Security will be made to the Depositary or its nominee, as the case may be, as the registered holder thereof. The Company has been advised that the Depositary or its nominee, upon receipt of any payment of principal, premium, if any, or interest in respect of a Global Security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of the Depositary or its nominee. Payments by participants (or by persons that hold interests for customers through participants) to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants (or of such persons that hold interests for customers through participants).

     Each owner of a beneficial interest in a Global Security must ensure that the person through whom its interest is held (i.e., either a participant or other person that holds interests through a participant) maintains accurate records of such owner's beneficial interest in the Global Security. The interests of participants (which may be in the form of a custodial relationship) will be shown on records maintained by the Depositary for such Global Security. The designation of the Depositary or its nominee as custodian for participants and persons that hold interests through participants (either as principal, nominee or custodian) will be shown on the register maintained by the Trustee.

     Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to, or for payments made on account of beneficial ownership interests in, a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     If the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for the Global Securities or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act if so required by applicable law or regulation, and, in either case, a successor depositary is not appointed by the Company within 90 days, the Company will issue Notes in certificated form ("Certificated Notes") in exchange for such Global Securities. In addition, Company may at any time and in its sole discretion determine not to have any Notes represented by Global Securities and, in such event, will issue Certificated Notes in exchange for such Global Securities. Furthermore, after the occurrence of an Event of Default, the Company will issue Certificated Notes in exchange for such Global Securities. The Certificated Notes so issued in exchange for such Global Securities shall be in the same minimum denominations and be of like aggregate principal amount and tenor as the portion of each such Global Security to be exchanged. Except as provided above, owners of beneficial interests in a Global Security will not be entitled to receive physical delivery of Certificated Notes and will not be considered the registered holders of such Notes for any purpose (including receiving payments of principal, premium, if any, and interest).

     The Depositary has advised the Company that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made in immediately available funds. The Notes will trade in the Depositary's Same-Day Funds settlement system until maturity, unless otherwise exchanged for Certificated Notes as described above, and therefore the Depositary will require secondary trading activity in the Notes to be settled in immediately available funds. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on secondary trading activity in the Notes.

SUBORDINATION

     During the continuance beyond any applicable grace period of any default with respect to Senior Indebtedness (as defined below), no payment of principal of and interest on the Notes shall be made by the Company until payment in full of all principal of and premium and interest on such Senior Indebtedness. In addition, upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of and interest on the Notes is to be subordinated to the extent provided in the Indenture (Article Fifteen).

     In the event of any insolvency or bankruptcy proceedings, and any receivership, liquidation, reorganization, arrangement or other similar proceedings in connection therewith, relative to the Company or to its property, and in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Company, whether or not involving insolvency or bankruptcy, then the holders of Senior Indebtedness shall be entitled to receive payment in full of all principal, premium and interest on all Senior Indebtedness before the Holders of the Debt Securities are entitled to receive any payment on account of principal, premium, if any, interest or Additional Amounts (as defined in the Indenture) upon the Debt Securities, and to that end (but subject to the power of a court of competent jurisdiction to make other equitable provisions reflecting the rights conferred in the Debt Securities upon Senior Indebtedness and the Holders thereof with respect to the subordinated indebtedness represented by the Debt Securities and the Holders hereof by a lawful plan of reorganization under applicable bankruptcy law) the holders of Senior Indebtedness shall be entitled to receive for application in payment thereof any payment or distribution of any kind or character, whether in cash or property or securities, which may be payable or deliverable in any such proceedings in respect of the Debt Securities after giving effect to any concurrent payment or distribution in respect of such Senior Indebtedness, except securities which are subordinate and junior in right of payment to the payment of all Senior Indebtedness then outstanding. If any payment or distribution shall be paid or delivered to any Holder of the Debt Securities or to the Trustee for their benefit before all Senior Indebtedness shall have been paid in full, such payment or distribution shall be held in trust for and so paid and delivered to the holders of Senior Indebtedness (or their duly authorized representatives) until all Senior Indebtedness shall have been paid in full.

     For purposes of the preceding paragraphs, the term "Senior Indebtedness" will be defined to mean the principal of, and premium, if any, and interest on, all indebtedness of Company, whether outstanding on the date of execution of the Indenture or thereafter incurred or created, except such indebtedness as is by its terms expressly stated to be not superior in right of payment to the Notes or to rank pari passu or is identified in a Board Resolution of the Company or any indenture supplemental to the Indenture as not superior in right of payment nor to rank pari passu with the Notes (Section 101).

DEFAULT; EVENT OF DEFAULT AND LIMITED RIGHTS OF ACCELERATION

     With respect to the Notes, the following are "Defaults" under the
Indenture: (a) failure to pay when due principal of or any premium on any of the Notes; (b) failure to pay any interest on any Note when due and such failure continues for 30 days; (c) failure to perform any other covenant of Firstar in the Indenture and such failure continues for 60 days after written notice of such default; (d) an Event of Default; and (e) any other Default provided with respect to Notes. (Section 513). With respect to the Notes, an Event of Default is defined under the Indenture as certain events of bankruptcy, liquidation, insolvency or receivership of the Company or any Principal Constituent Bank. Unless an Event of Default has occurred and shall be continuing with respect to the Notes, neither the holders of the Notes nor the Trustee may declare the acceleration of the payment of principal or premium, if any, of such Notes under the Indenture.

     The Indenture provides that, subject to the duty of the Trustee during the continuance of a Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity (Section 602). Subject to certain limitations, the holders of a majority in aggregate principal amount of the Outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Notes (Section 512).

     No holder of any Notes or any related coupons will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Default with respect to the Notes, the holders of at least 25% in aggregate principal amount of the Outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and the Trustee shall not have received from the holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507). However, such limitations do not apply to a suit instituted by a holder of an Outstanding Note for enforcement of payment of the principal of, or any premium or interest on, such Note on or after the respective due dates expressed in such Note. (Section
508).

     The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance (Section 1005). The Trustee may withhold notice to Holders of any default (except in payment of principal, premium or interest, if any) if it in good faith determines that it is in the interests of the Holders to do so.

     If any Event of Default with respect to the Notes at the time outstanding shall occur and be continuing, then and in every such case the Trustee or the holders of not less than 25% in principal amount of the Outstanding Notes may declare the principal amount of all of the Notes to be due and payable immediately by a notice in writing to the Company (and to the Trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to the Notes has been made and before a judgment or decree based on such acceleration has been obtained by the Trustee, the holders of not less than a majority in principal amount of the Outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, have been cured or waived as provided in the Indenture (Section 502).

MODIFICATION AND WAIVER

     The Indenture provides that modifications and amendments may be made by the Company and the Trustee with the consent of the holders of not less than a majority in principal amount of the Outstanding Debt Securities of each series affected thereby; provided, however, that no such modifications or amendments may, without the consent of the holder of each Outstanding Debt Security affected thereby (a) change the stated maturity date of the principal of, or any installment of interest on, any Debt Security; (b) reduce the principal amount thereof, or the rate of interest (if any) thereon, or additional amounts, if any, in respect of, or any premium payable upon the redemption of any Debt Security; (c) change the place of payment, coin or currency in which any Debt Security or any premium or interest thereon is payable; (d) impair the right to institute suit for the enforcement of any payment on or after the stated maturity date thereof or, in the case of redemption, on or after the redemption date; (e) reduce the above-stated percentage in principal amount of Outstanding Debt Securities of any series, the consent of the holders of which is required to modify or amend the Indenture; (f) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of the holders of which is required for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; (g) modify (with certain exceptions) any provision of the Indenture relating to modification and amendment of the Indenture or waiver of compliance with conditions and defaults thereunder; (h) alter in any respect the provisions regarding subordination of the Debt Securities in a manner adverse to the holders thereof; (i) with respect to any Debt Securities convertible into Common Stock, adversely affect the right of conversion; (j) reduce the principal amount of any Original Issue Discount Securities which could be declared due and payable upon acceleration of maturity thereof; or (k) change the obligation of the Company to pay additional amounts (Section 902).

     The holders of a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company and the Trustee, with certain restrictive provisions of the Indenture (Section 1008). The holders of a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (and premium, if any) or interest on or additional amounts payable in respect of any Debt Security of such series or in respect of a covenant or provision which under the terms of the Indenture cannot be modified or amended without the consent of the holder of each Outstanding Debt Security of such series affected (Section 513).

     Modification and amendment of the Indenture may be made by the Company and the Trustee without the consent of any holder for any of the following purposes:
(i) to evidence the succession of another Person to the Company; (ii) to add to the covenants of the Company for the benefit of the holders of all or any series of Debt Securities; (iii) to add any additional Defaults; (iv) to add or change any provisions of the Indenture to facilitate the issuance of Bearer Securities; (v) to add to, delete from or revise the conditions, limitations and restrictions on the authorized amount, terms or purposes of issue, authentication and delivery of Debt Securities as set forth in the Indenture; (vi) to establish the form or terms of Debt Securities of any series and any related coupons; (vii) to provide for the acceptance of appointment by a successor Trustee; (viii) to cure any ambiguity, defect or inconsistency in the Indenture, provided such action is not inconsistent with the provisions of the Indenture and does not adversely affect the interests of holders of Debt Securities of any series in any material respect under the Indenture; (ix) to modify, eliminate or add to the provisions of the Indenture to such extent as is necessary to conform to the obligations of the Company and the Trustee under the Indenture to the Trust Indenture Act of 1939, as amended; or (x) to make provision for the conversion rights of the holders of the Debt Securities in certain events (Section 901).

GOVERNING LAW

     The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated and Robert W. Baird & Co. Incorporated are acting as representatives (the "Representatives"), has severally agreed to purchase, the respective principal amounts of the Notes set forth opposite its name below. In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth herein, to purchase all of the Notes offered hereby if any Notes are purchased.

                                 UNDERWRITER                        PRINCIPAL AMOUNT
            -----------------------------------------------------   ----------------
            Merrill Lynch, Pierce, Fenner & Smith
                         Incorporated............................     $
            Robert W. Baird & Co. Incorporated...................

                                                                     -------------
                         Total...................................     $100,000,000
                                                                     =============

     The Underwriters have advised the Company that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a
concession not in excess of      % of the principal amount of the Notes. The
Underwriters may allow and such dealers may reallow a discount not in excess of
     % of such principal amount to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Notes, but are not obligated to do so, and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Underwriters and their affiliates may engage in transactions with and perform services for the Company in the ordinary course of business including, among other things, investment banking transactions and sources.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL OPINIONS

     The legality of the Notes will be passed upon for Firstar by Howard H. Hopwood III, Esq., Senior Vice President and General Counsel of Firstar, and for the Underwriters by Brown & Wood, One World Trade Center, New York, New York 10048. Mr. Hopwood is a full time employee of Firstar and at June 30, 1995 directly or beneficially owned 62,700 shares of Firstar common stock.

                                    EXPERTS

     The consolidated financial statements of Firstar and its subsidiaries as of December 31, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1994 and the consolidated financial statements of First Colonial Bankshares Corporation and its subsidiaries as of December 31, 1994 and 1993, and for each of the years in the three year period ended December 31, 1994, have been incorporated by reference herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

---------------------------------------------------------
---------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE NOTES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ------------------

                               TABLE ON CONTENTS

                                           PAGE
                                           ----
Incorporation of Certain Documents by
  Reference.............................     2

Available Information...................     2

Firstar Corporation.....................     3

Use of Proceeds.........................     4

Capitalization..........................     4

Selected Financial Data.................     5

Recent Financial Results................     6

Description of the Notes................     7

Underwriting............................    12

Legal Opinions..........................    13

Experts.................................    13

---------------------------------------------------------
---------------------------------------------------------

---------------------------------------------------------
---------------------------------------------------------

                         $100,000,000

                     FIRSTAR CORPORATION

                   %     SUBORDINATED NOTES
                           DUE 2000

                       ----------------
                          PROSPECTUS
                       ----------------

                     MERRILL LYNCH & CO.

                    ROBERT W. BAIRD & CO.
                         INCORPORATED

                                   , 1995
---------------------------------------------------------
---------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses in accordance with the offering described in the Registration Statement:

          Securities Act Registration Fee................................   $ 34,483
          "Blue Sky" Fees and Expenses...................................     12,000
          Trustee's Fees.................................................     13,000
          Rating Agency Fees.............................................     62,500
          Accountants' Fees and Expenses.................................     30,000
          Printing Expenses..............................................     15,000
          Miscellaneous..................................................     13,017
                                                                            --------
                 Total...................................................   $180,000
                                                                            ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Pursuant to the Wisconsin Business Corporation Law, directors and officers of Firstar are entitled to mandatory indemnification from Firstar against certain liabilities and expenses (i) to the extent such officers or directors are successful in the defense of a proceeding; and (ii) in proceedings in which the director or officer is not successful in defense thereof, unless it is determined that the director or officer breached or failed to perform his or her duties to Firstar and such breach or failure constituted: (a) a willful failure to deal fairly with Firstar or its shareholders in connection with a matter in which the director or officer had a material conflict of interest; (b) a violation of the criminal law unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the director or officer derived an improper personal profit; or (d) willful misconduct. It should be noted that the Wisconsin Business Corporation Law specifically states that it is the public policy of Wisconsin to require or permit indemnification in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. Additionally, under the Wisconsin Business Corporation Law, directors of Firstar are not subject to personal liability to Firstar, its shareholders or any person asserting rights on behalf thereof for certain breaches or failure to perform any duty resulting solely from their status as directors except in circumstances paralleling those in subparagraphs (a) through
(d) outlined above.

     Firstar's By-Laws contain similar indemnification provisions as to directors and officers of Firstar. In addition, Firstar has entered into individual indemnity agreements with all of its current directors. The indemnity agreements are virtually identical in all substantive respects to Firstar's By-Laws.

     Expenses for the defense of any action for which indemnification may be available may be advanced by Firstar under certain circumstances.

     Firstar maintains a liability insurance policy for officers and directors which extends to, among other things, liability arising under the Securities Act of 1933, as amended.

     In addition, Firstar's Pension Plan and Thrift and Sharing Plan provide for indemnification of members of the plan committees and directors of Firstar as follows:

          The Company shall indemnify each member of the Plan Committee and the Board and hold each of them harmless from the consequences of his acts or conduct in his official capacity, if he acted in good faith and in a manner he reasonably believed to be solely in the best interests of the Participants and their Beneficiaries, and with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful. Such indemnification shall cover any and all attorneys' fees and expenses, judgments, fines and amounts paid in settlement, but only to the extent such amounts are not paid to such person(s) under the Company's fiduciary insurance policy and to the extent that such amounts are actually and reasonably incurred by such person(s).

ITEM 16. LIST OF EXHIBITS

     The following exhibits are submitted herewith:

    EXHIBIT NO.                                     DESCRIPTION
    -----------    -----------------------------------------------------------------------------
     (1)           Form of Purchase Agreement, dated           , 1995, between the Underwriters
                   and the Company, including the form of Pricing Agreement.
     (4)(a)        Form of Indenture to be dated as of          , 1995 between the Registrant
                   and Chemical Bank, as Trustee.
     (4)(b)        Form of Global Subordinated Note due             , 2000.
     (5)           Opinion of Howard H. Hopwood III, Esq. regarding the legality of the Notes.
    (12)           Statement regarding Computation of Ratios.
    (23)(a)        Consent of KPMG Peat Marwick LLP.
    (23)(b)        Consent of KPMG Peat Marwick LLP.
    (23)(c)        Consent of Howard H. Hopwood III, Esq. (included in Exhibit 5).
    (24)(a)        Powers of Attorney.
    (24)(b)        Certified Resolutions of the Registrant's Board of Directors.
    (25)           Statement of Eligibility on Form T-1 of Chemical Bank, as Trustee.

ITEM 17. UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against the public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirement of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, State of Wisconsin, on August 7, 1995.

                                          FIRSTAR CORPORATION

                                          By: /s/ Roger L. Fitzsimonds*

                                            ------------------------------------
                                            Roger L. Fitzsimonds
                                            Chairman of the Board and
                                            Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

             SIGNATURES                                 TITLE                         DATE
-------------------------------------   --------------------------------------   ---------------
/s/ Roger L. Fitzsimonds*               Chairman of the Board,                   August 7, 1995
-------------------------------------   Chief Executive Officer and Director
Roger L. Fitzsimonds                    (principal executive officer)

/s/ John A. Becker*                     President and Director                   August 7, 1995
-------------------------------------
John A. Becker

/s/ William H. Risch*                   Senior Vice President-Finance and        August 7, 1995
-------------------------------------   Treasurer (principal accounting and
William H. Risch                        financial officer)

/s/ Michael E. Batten*                  Director                                 August 7, 1995
-------------------------------------
Michael E. Batten

/s/ Robert C. Buchanan*                 Director                                 August 7, 1995
-------------------------------------
Robert C. Buchanan

/s/ George M. Chester, Jr.*             Director                                 August 7, 1995
-------------------------------------
George M. Chester, Jr.

                                        Director
-------------------------------------
Roger H. Derusha

/s/ James L. Forbes*                    Director                                 August 7, 1995
-------------------------------------
James L. Forbes

/s/ Holmes Foster*                      Director                                 August 7, 1995
-------------------------------------
Holmes Foster

             SIGNATURES                                 TITLE                         DATE
-------------------------------------   --------------------------------------   ---------------
/s/ Joseph F. Heil, Jr.*                Director                                 August 7, 1995
-------------------------------------
Joseph F. Heil, Jr.

/s/ John H. Hendee, Jr.*                Director                                 August 7, 1995
-------------------------------------
John H. Hendee, Jr.

/s/ Jerry M. Hiegel*                    Director                                 August 7, 1995
-------------------------------------
Jerry M. Hiegel

/s/ Joe Hladky*                         Director                                 August 7, 1995
-------------------------------------
Joe Hladky

                                        Director
-------------------------------------
C. Paul Johnson

/s/ James H. Keyes*                     Director                                 August 7, 1995
-------------------------------------
James H. Keyes

/s/ Sheldon B. Lubar*                   Director                                 August 7, 1995
-------------------------------------
Sheldon B. Lubar

/s/ Daniel F. McKeithan, Jr.*           Director                                 August 7, 1995
-------------------------------------
Daniel F. McKeithan, Jr.

/s/ George W. Mead II*                  Director                                 August 7, 1995
-------------------------------------
George W. Mead II

/s/ Guy A. Osborn*                      Director                                 August 7, 1995
-------------------------------------
Guy A. Osborn

                                        Director
-------------------------------------
Judith D. Pyle

/s/ Clifford V. Smith, Jr.*             Director                                 August 7, 1995
-------------------------------------
Clifford V. Smith, Jr.

                                        Director
-------------------------------------
William W. Wirtz

                                          By: /s/ William J. Schulz

                                            ------------------------------------
                                            William J. Schulz
                                            Attorney-in-Fact
------------
* Pursuant to authority granted by power of attorney filed with the Registration Statement.

                                 EXHIBIT INDEX

EXHIBIT NO.                                       DESCRIPTION
-----------    ---------------------------------------------------------------------------------
 (1)           Form of Purchase Agreement, dated           , 1995, between the Underwriters and
               the Company, including the form of Pricing Agreement.
 (4)(a)        Form of Indenture to be dated as of          , 1995 between the Registrant and
               Chemical Bank, as Trustee.
 (4)(b)        Form of Global Subordinated Note due           , 2000.
 (5)           Opinion of Howard H. Hopwood III, Esq. regarding the legality of the Notes.
(12)           Statement regarding computation of ratios.
(23)(a)        Consent of KPMG Peat Marwick LLP.
(23)(b)        Consent of KPMG Peat Marwick LLP.
(23)(c)        Consent of Howard H. Hopwood III, Esq. (included in Exhibit 5).
(24)(a)        Powers of Attorney.
(24)(b)        Certified Resolutions of the Registrant's Board of Directors.
(25)           Statement of Eligibility on Form T-1 of Chemical Bank, as Trustee.